STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

Adira Energy Ltd. and its subsidiaries (“Adira” or the “Company”), are in the business of exploring for oil and natural gas and the development and exploitation of any significant reserves that are found. As of the December 31, 2012, the Company has not discovered any oil and gas reserves and therefore has no related future net review.

Date of Statement

Date of this statement of reserve data and other oil and gas information (the “Statement”) is April 30, 2013. The effective date of the information provided in this Statement is December 31, 2012 (the “Effective Date”). The preparation date of the information provided in this Statement is April 30, 2013. Unless otherwise stated, the information provided in this Statement is current as of the Effective Date.

Independent Reports

The Company has obtained an independent report (the “Gabriella Report”), effective March 1, 2012, for the Gabriella License (as defined below). The Gabriella Report was prepared by Netherland, Sewell & Associates, Inc. (“Netherland, Sewell”) in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

The Company has also obtained an independent report (the “Yitzhak Report”), effective March 1, 2012, for the Yitzhak License (as defined below). The Yitzhak Report was prepared by Netherland, Sewell in accordance with NI 51-101.

The Company has also obtained an independent report (the “Samuel Report”), effective October 17, 2012, for the Samuel License (as defined below). The Samuel Report was prepared by Netherland, Sewell in accordance with NI 51-101.

Oil and Gas Properties

The Company has been granted interests in the following offshore petroleum licenses from the State of Israel: the Gabriella License No. 378 (the “Gabriella License”), Yitzhak License No. 380 (the “Yitzhak License”) and Samuel License No. 388 (the “Samuel License” and together with the Gabriella License and the Yitzhak License, the “Licenses”).

The Company also has options (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel (together, the “Myra and Sara Licenses”), as well as an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera offshore petroleum license (the “Yam Hadera License”). The Company does not currently consider the Myra and Sara Option to be material to its operations.

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers) and is approximately 10 kilometers offshore Israel between Netanya and Ashdod. The Gabriella License was issued to the Company on July 15, 2009 for an initial three year exploration period, subject to renewal for an additional period of four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease maybe granted if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On February 23, 2012, the Petroleum Commissioner of Israel (the “Commissioner”) approved an extension of the expiration of the Gabriella License to February 28, 2013, and on June 11, 2012, the Commissioner approved the extension of the expiration to September 1, 2013, with a corresponding extension of certain milestones.

The following table sets out the work program that must be completed in order to maintain the Gabriella License:

Gabriella Work Program	Milestone Dates
1. Spud the first well	June 30, 2013
2. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling in 2013
3. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling in 2013

In January 2010, the Company, through its subsidiary Adira Energy Israel Ltd. (“Adira Israel”), entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) to transfer 70% of its participating interests in the Gabriella License to MELP (the “Gabriella 2010 Agreement”). In January 2010, a subsidiary of Brownstone Energy Inc. (“Brownstone”) exercised its option to purchase 15% of the participating interests in the Gabriella License. To date, Brownstone’s interest in the Gabriella License has not been registered with the Ministry; however Adira Israel holds Brownstone’s 15% interest in trust on behalf of Brownstone pursuant to an agreement dated July 7, 2011. Adira asserts that the parties to the Gabriella License are: Adira 15%, Brownstone 15% and MELP 70%.

Adira Israel has the option to reacquire from MELP a 15% participating interest in the Gabriella License at any time until the earlier of (a) six months after a discovery and (b) the end of the license period, including all renewals. This option is not registered with the Ministry, but exists by private contract with MELP.

All exploration and extraction activity on the Gabriella License, and the relationship of the participating interest holders, is governed by a joint operating agreement (the “Gabriella JOA”). Pursuant to the Gabriella JOA, Adira Israel is the operator of the Gabriella License.

According to the Gabriella JOA, Adira may be removed as the operator of the license. Adira has a right of first refusal to match proposals generated from third party operators; however Adira does not currently meet the definition of an operator under recent amendments to the Israeli law, and therefore, it is unlikely that Adira would be positioned to bid for this work. These amendments do not impact our current position as operator until a third party bids for this role. The other Gabriella JOA parties may remove Adira as operator if Adira is declared bankrupt, becomes insolvent, dissolves or liquidates, or upon the vote of two or more non-operators holding a combined interest of at least 75% of the working interests.

On July 19, 2012, the Company announced that MELP executed a drilling contract with Noble International Ltd (“Noble Drilling”) to secure access to the Noble Homer Farrington drilling unit rig for a minimum of 75 days to drill one well, and possibly one sidetrack, on behalf of the Gabriella License (the “Drilling Contract”). The Drilling Contract, which, has since been terminated, required that MELP provide a letter of credit or cash collateral within specified timeframes outlined in the Drilling Contract. Pursuant to the Drilling Contract, the parties determined that a letter of credit will be issued to secure the Drilling Contract.

On June 12, 2012, Adira signed a Memorandum of Understanding (“MOU”) with MELP, pursuant to which the Company agreed to provide its working interest share of the collateral due to Noble Drilling. The MOU provided that if Adira failed to pay its share of the collateral, then it would: (a) withdraw from the Gabriella JOA; (b) assign its participating interest in the Gabriella License to the other participants in proportion to their holdings; and (c) relinquish all back-in rights, overriding royalty interests (“ORRI”) and management fees, rights of first refusal and co-sale rights to MELP. Pursuant to the MOU, Adira Israel has also granted MELP the MELP Yitzhak Option (as described below).

On December 21, 2012, the Company entered into an agreement with MELP and Brownstone (the “Gabriella 2012 Agreement”), wherein certain terms regarding the parties’ use of the Noble Drilling unit were revised to require MELP to provide a letter of credit to Noble Drilling in two phases ($20 million by January 3, 2013 (the “First LC Amount”) and $13.2 million by January 31, 2013 (the “Second LC Amount”)). The Gabriella 2012 Agreement also confirmed a reduction in the daily drilling rate due to Noble Drilling by MELP under the Drilling Contract from $500,000 per day to $415,000 per day and, to the extent used, the reduction in stand-by rates to an amount that between $100,000 and $300,000 per day. The parties also agreed to take possession of the Homer Ferrington drilling unit in direct continuation from its then current drilling program, which meant the parties would need to accelerate, by up to three months, the program previously contemplated for the Gabriella License. According to the Gabriella 2012 Agreement, Adira's share of the aggregated letter of credit amounted to $5 million, which was required to be placed by January 31, 2013. On January 3, 2013, MELP announced that the Drilling Contract had been further amended such that the First LC Amount was reduced to $12 million, but the Second LC Amount was increased to $21.2 million.

The Gabriella 2012 Agreement, also provided that if MELP secures a farm-in participant for a portion of its participating interest, than Adira may agree to farm-down a portion of its participating interest, subject to a maximum of 30% of such participating interest. Adira’s proportional reduction obligation only apply to participants that farm into MELP’s participating interest, up to a date that is was the earlier of the (a) commencement of the first test of the first well on the Gabriella License; and (b) plugging and abandoning or suspending of the first well on the Gabriella License. Any consideration received by MELP from any farm-in participant will be shared equally between Adira and MELP, provided that at a minimum, Adira will receive 50% of past costs incurred by MELP, estimated to be $1.3 million per each 10% farmed out, as well as an ORRI of 1.5%. Additionally, Adira has a 10% tag along right to farm-out, on the same terms as MELP, in the event that MELP farms down its participating interest and such participant complies with certain criterion.

Finally in Gabriella 2012 Agreement, MELP granted to Adira an option to acquire a 15% participating interest in the Yam Hadera License (as defined below). See "Yam Hadera Option".

On January 31, 2013, the Company announced that Adira Israel did not place its share of First LC Amount due to allegations by Adira Israel that MELP is in default of various obligations under the Gabriella JOA and other contracts described above. On February 11, 2013, the Company announced that it suspended operations on the Gabriella License. MELP similarly alleges that Adir Israel is in default of various obligations under the Gabriella JOA and other contracts described above. Thus far, accusations to and from MELP have been in the form of letters and oral communications, not legal action.

Notwithstanding the allegations made by MELP against Adira, and by allegations made by Adira against MELP, the Company maintains that its rights under the Gabriella JOA and the other contracts described above remain valid. However, there is no assurance that any of these rights could effectively be pursued and realized. Additionally, while the working interest percentage ownership of the participants remains 70% MELP, 15% Brownstone and 15% Adira; both MELP and Adira assert that the other has a 0% interest and is obligated to withdraw from the Gabriella JOA and the Gabriella License.

The most recent estimations of resources related to the Gabriella License, based on the Gabriella Report, on a gross (100%) unrisked basis is 110.1 million barrels of contingent oil (2C Best Estimate), 110.1 billion cubic feet of contingent gas (2C Best Estimate), 209.3 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 257.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Miocene prospective reservoir, 174.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 5.7 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir, 7.0 million barrels of prospective condensate (P50 Best Estimate) on the Miocene prospective reservoir and 4.7 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore and is contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest) for an initial three year exploration period and may be renewed upon fulfillment of certain conditions for an additional four year period plus an additional 2 year renewal option in the case of a reserve discovery. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. During 2012, the Commissioner approved an extension of the expiration of the Yitzhak License to December 1, 2013, including the extension of certain milestones.

This table sets out the work program that must be completed to maintain the Yitzhak License:

Yitzhak Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	June 30, 2013
2. Spud the first well.	October 30, 2013
3. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling
4. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling

On January 9, 2012, the Company received approval from the Commissioner to farm-out a 25% working interest in the Yitzhak License to two new participants, thereby reducing its working interest from 85% to 60%. The Company transferred a 5% carried working interest to AGR Group ASA (“AGR”) and a 20% working interest (subject to dilution explained below) to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Following those transfers, the Company held a 60% working interest in the Yitzhak License, Brownstone a 15% working interest, AGR a 5% working interest and Ellomay a 20% working interest. The Company and AGR Petroleum Services Holdings AS are the co-operators of the Yitzhak License, and AGR is the statutory operator of record.

The Company, Brownstone, AGR and Ellomay signed a joint operating agreement on September 11, 2012, to regulate their commercial relationship in respect of the Yitzhak License (the “Yitzhak JOA”). The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

According to the Ellomay Farm-Out Agreement and the Yitzhak JOA, Ellomay could elect not to fund and be subject to dilution for no consideration (i.e. the diluted interest would be transferred to Adira without cost), or it could transfer one-half of its 20% interest to a third party on negotiated terms. On October 29, 2012, Ellomay advised the Company of its intention to decrease Ellomay's interest in the Yitzhak License from 20% to 10% by paying decreased operating costs pursuant to the terms of the Yitzhak JOA. As of December 31, 2012, the Company expended $640 thousand on behalf of Ellomay in respect of the Yitzhak License for which the Company was entitled to be reimbursed by a third party if the 10% interest was transferred. This amount was recorded as a long-term receivable as of December 31, 2012. Subsequent to balance sheet date, Ellomay failed to transfer its interest to a third party, and therefore one-half of its 20% interest was transferred back to the Company without cost. In the Company’s 2013 financial statements, the receivable will be classified as an additional investment in the exploration and evaluation assets in respect of the Yitzhak License. As a result of the foregoing, as of the date hereof, the Company has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest in the license. The new holdings have not yet been approved by the Commissioner.

On June 13, 2012, pursuant to the MOU (see “Gabriella License” above), Adira granted MELP an option (“MELP Yitzhak Option”) to purchase from Adira a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). Pursuant to the MOU, MELP was able to exercise the MELP Yitzhak Option until the earlier of (a) December 31, 2012, and (b) the 30th day from the date Adira notifies MELP of the execution of an agreement with a drilling contractor in relation to the Yitzhak License. The Gabriella 2012 Agreement amends the exercise date until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner. As described above, allegations have been made by MELP against Adira, and by Adira against MELP, that the other is in default of various obligations under the Gabriella JOA and other contracts on the Gabriella License, including the MOU. As such, MELP’s ability to exercise the MELP Yitzhak Option is not assured.

The most recent estimations of resources related to the Yitzhak License, based on the Yitzhak Report,, on a gross (100%) unrisked basis is 79.1 million barrels of prospective oil (P50 Best Estimate) on the Jurassic prospective reservoir, 79.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Jurassic prospective reservoir, 457.4 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 486.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 12.4 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir and 13.2 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located approximately 17 km offshore Israel. The Samuel License was issued on August 1, 2010 to Adira Geo Global Ltd. (“Adira GeoGlobal”) (30% interest), Geo Global Resources (India) Inc. (“GGRI”) (30% interest), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (“Pinetree”) (10% interest) and Brownstone (6.75% interest) for an initial three year exploration period. The Samuel License may be renewed for an additional four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease may be granted if a “discovery” (as defined in the Israeli Petroleum Law) is made. On July 2, 2012, the Commissioner approved an extension of certain milestones associated with the Samuel License.

This table sets out the work program that must be completed to maintain the Samuel License:

Samuel Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	March 31, 2013(1)
2. Spud the first well.	April 30 , 2013(2)
3. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling
4. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling

Notes:

(1)	On March 27, 2013, Adira submitted a request to the Ministry to extend the milestone date to March 31, 2014. As of the date hereof, we are waiting for a formal response.
(2)	On March 27, 2013, Adira submitted a request to the Ministry to extend the milestone date to September 30, 2014. As of the date hereof, we are waiting for a formal response.

The exploration and extraction activity in the Samuel License is to be performed within the framework of a joint operating agreement (the “Samuel JOA”) between GGRI, Adira Geo Global, Adira Oil, Brownstone and Pinetree, whereby Adira GeoGlobal is the designated operator of the Samuel License. Adira Geo Global is owned 60% by the Company and 40% by GGRI. Adira Geo Global may be removed as the operator if it is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 51% agree to the removal.

On October 26, 2012, Emanuelle Energy Limited (“Emanuelle”) exercised an option to acquire a 7.13% interest in the Samuel License from GGRI and became a signatory to the Samuel JOA thereby reducing GGRI’s direct interest in the Samuel License to 22.88%.

Adira is owed an aggregate of $3 million of operating costs on the Samuel License from GGRI and Emmanuelle under the Samuel JOA, made up as follows: Emanuelle and GGRI owe an aggregate of $2.8 million as a result of their direct interest in the license, as Samuel JOA signatories and GGRI owes an additional $0.2 million, indirectly, through its 40% interest in Adira GeoGlobal. The three parties are currently discussing a plan to ensure the reimbursement to Adira for such costs. If GGRI and Emanuelle do not repay Adira for the costs owed through their direct interest in the Samuel License, then in accordance with the Samuel JOA, Adira may seek reimbursement of these costs from the other Samuel License participants in proportion to their respective interests in the Samuel License, and all of the participants, including Adira, will each receive a proportionate increase in their interests in the Samuel License. In addition, if GGRI does not repay Adira for the costs owed through GGRI’s 40% ownership interest in Adira GeoGlobal, Adira may have to seek reimbursement through continued negotiation or litigation.

The most recent estimations of resources related to the Samuel License, based on the Samuel Report, on a gross (100%) unrisked basis is 32.6 million barrels of prospective oil (P50 Best Estimate) and 32.6 billion cubic feet of prospective gas (P50 Best Estimate) on the Cretaceous Reef prospective reservoir; 31.1 million barrels of prospective oil (P50 Best Estimate) and 31.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Jurassic Reef prospective reservoir; 628 thousand barrels of prospective oil (P50 Best Estimate) and 628 million cubic feet of prospective gas (P50 Best Estimate) on the Upper Jurassic of the Jurassic Structural prospective reservoir; and 1.5 million barrels of prospective oil (P50 Best Estimate) and 1.5 billion cubic feet of prospective gas (P50 Best Estimate) on the Barea formation of the Jurassic Structural prospective reservoir.

Myra and Sara Option

The Company has an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra License and the Sara License (collectively, the “Myra and Sara Licenses”). The Myra and Sara Licenses are located offshore Israel approximately 40 km west of the City of Hadera. These license areas total 800 sq. km. The Company currently ascribes no value to the Myra and Sara Licenses and as such does not consider the Myra and Sara Options to be material to its operations.

Yam Hadera Option

Pursuant to the Gabriella 2012 Agreement, the Company has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

As discussed above, due to allegations made by MELP against Adira, and by allegations made by Adira against MELP, both parties assert that the other in default of various obligations under the Gabriella JOA and other contracts, including the Gabriella 2012 Agreement. Accordingly, there is no assurance that the Company will be able to exercise the Yam Hadera Option.

Significant Factors or Uncertainties

Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures by the Company will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the increasing demand for drilling rigs, supplies and services; the inherent uncertainties of drilling in unknown formations; the costs associated with encountering various drilling conditions such as over pressured zones; tools lost in the hole; changes in joint venture participants, farm-ins and joint venture partners; and changes in drilling plans.

Oil and gas prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Company. World prices for oil and gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil and gas prices, leading to a reduction in the value of the Company’s reserves, if any are found in the future. The Company may also elect not to produce from certain wells at lower prices.

The Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or if debt or equity financing is available, that it will be on terms acceptable to the Company.

The Company actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other natural gas and oil companies, many of which have significantly greater financial resources than the Company. Competitors include major integrated natural gas and oil companies and numerous other independent natural gas and oil companies and individual producers and operators.

To the extent that the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.

As described above, the Company and MELP assert that the other is in default of various obligations under the Gabriella JOA and the Gabriella Contracts. Thus far, accusations to and from MELP have been in the form of letters and oral communications, not legal action. If legal action is pursued by either side, Adira could be found to be in breach of various obligations, resulting in the loss of its entire interest in the Gabriella License, and the loss of all benefits under the Gabriella Contracts. In addition, even if Adira were to prevail in any legal action against MELP, MELP’s 70% share of the total funding obligations with respect to the Gabriella License would have to be met pro rata (50/50) by Adira and Brownstone, or new Gabriella License participants would have to agree to take on a large portion of the funding. This may further exacerbate the challenges with regards to liquidity, capital resources and funding described above. (see “Gabriella License” above)

Properties with No Attributed Reserves

The following table sets out the Company’s land position with no attributed reserves effective December 31, 2012.

Property (License)	Location	Undeveloped Acreage		Developed Acreage
		Gross(1)	Net(2)	Gross(1)	Net(2)
Gabriella	Israel, Offshore	97,000	14,550(3)	0	0
Yitzhak	Israel, Offshore	31,555	26,822(4)	0	0
Samuel	Israel, Offshore	88,708	33,931(5)	0	0
Yam Hadera	Israel, Offshore	98,842	0	0	0
Myra	Israel, Offshore	97,853	0	0	0

Sara	Israel, Offshore	99,830	0	0	0

Notes:
(1)	“Gross” means the total number of acres in which the Company has a working interest or a right to earn an interest.
(2)	“Net” means the sum of the products obtained by multiplying the number of gross acres by the Company’s percentage working interest therein.
(3)	The Company has a minimum working interest of 15% in the Gabriella License.
(4)	The Company has a 60% working interest in the Yizhak License.
(5)	The Company holds a combined minimum interest of 41.25% in the Samuel License held through the Company’s subsidiaries Adira Oil Technologies Ltd. (100% owned) and Adira GeoGlobal Ltd. (60% owned).
(6)	The Company signed a co-operation agreement with GGR of which GGR agreed to assign to the Company its option to acquire an additional 5% participating interest in each of the Myra and Sara Licenses.

Tax Horizon

The Company does not currently earn significant revenues, and therefore, has incurred tax losses since inception. The Company pays an insignificant amount of income tax within an Israeli subsidiary.

Costs Incurred

The following table summarizes the estimated capital expenditures made by the Company on the Licenses, and their related properties, for the most recent fiscal year ended December 31, 2012.

Property (License)	Location	Property (License) Acquisition Costs (US$, in thousands)	Other Costs (US$, in thousands)
			Exploration Costs	Development Costs
Gabriella	Israel, Offshore	7	2,692	-
Yitzhak	Israel, Offshore	7	2,441	-
Samuel	Israel, Offshore	7	1,092	-
Yam Hadera	Israel, Offshore	-	-	-
Myra	Israel, Offshore	-	-	-
Sara	Israel, Offshore	-	-	-

Exploration and Development Activities

For the year ended December 31, 2012, exploration costs, which include amounts Capitalized to Exploration and evaluation assets in the Company’s Consolidated Statement of Financial Position and amounts expensed in the Company’s Consolidated Statement of Comprehensive Loss, amounted to $6.9 million as compared to $5 million for year ended December 31, 2011. The increase in exploration expenses in 2012 is due to the advancement of the Company's drilling plan on its three Offshore Licenses.

Details of current exploration activities and plans on the exploration of the assets held by the Company are set out above under the section Oil and Gas Properties.

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